Exhibit 99.1

Van Herk Groep	Lichtenauerlaan 30	Telefoon 010-2411555
	Brainpark II - gebouw XI	info@vanherkgroep.nl
	Postbus 4068	www.vanherkgroep.nl
3006 AB Rotterdam

ProQR Therapeutics N.V.

Attn. the Board

Zernikedreef 9

2333 CK Leiden

The Netherlands

Rotterdam, 23 May 2025

Dear members of the Board,

As you know, Van Herk Investments B.V. (" VHI" or "we") is a shareholder of ProQR Therapeutics N.V. (the "Company" or " ProQR") representing a substantial shareholding of over 10% in the Company.

VHI is an experienced investor in life sciences and has been involved in a wide range of biotech companies for 20 years. VHI understands the dynamics of the field and has extensive experience with and knowledge of processes in life sciences. In September 2023, VHI acquired 5% of the Company's outstanding shares and from then on has increased its shareholding to over 10%. VHI signed on as a long -term investor because it sees opportunities for the Company, in particular in the focus on the development of pharmaceuticals on RNA technology and the Company's collaboration with American multinational pharmaceutical company Eli Lilly.

We are writing this letter to the full board of directors of the Company (the "Board') in that spirit as we wish to address our repeated concerns with respect to the Board composition. We have addressed our concerns during multiple meetings with members of the Board both recently and in the period leading up to and during the annual general meeting of the Company (the " AGM") held on 22 May 2024. Additionally, our concerns were reflected in our voting on the agenda items in last year's AGM.

Despite our objections, we regret to note that the Board disregards our concerns and seems determined to continue with the same board composition. We believe this to be in violation with your corporate governance duties. Therefore, and in anticipation of the AGM to be held on 3 June 2025 where shareholders will, inter alia, vote on the reappointment of Mr James Shannon ("Shannon") and Mr Daniel de Boer ("De Boer ") for another four years, we find ourselves again compelled to engage with you by means of this letter.

Van Herk Groep

Page 2 / Letter to ProQR Therapeutics N.V.

Disappointing performance

While we appreciate the perseverance with which the management team, led by De Boer, has focused on product development since ProQR went public in 2014, we also note that ProQR has been forced to strategically reorient itself twice during its existence because it failed to achieve its targets.

The Company now embarked on its third attempt to reposition itself strategically, but again under largely the same leadership and unfortunately we must observe that progress remains discouraging. The objectives set at the start of our involvement with the Company have not been achieved, and promises have not been fulfilled. The option to expand the collaboration with Eli Lilly has not been exercised, previously announced business development deals have not materialized, and the clinical research is progressing more slowly than expected.

The composition of the Board

As we have communicated before, we believe that the disappointing performance can be attributed to a lack of quality in oversight and an unhealthy, complacent dynamic within the Board, which on key positions consists of individuals who have been working together for a long time. De Boer has been involved with the Company as executive director of the Board ("Executive Director") and chief executive director ("CEO") since 2012. Shannon, non-executive director ("Non-Executive Director") and chairman of the Board (the "Chairman"), has been with the Company since 2016. Mr Dinko Valerio ("Valerio") and Ms Alison Lawton ("Lawton"), currently both Non-Executive Directors, have held various positions within of the Board since 2014. It is exactly for this reason that we asked the Board to critically review its composition in the period leading up to the AGM in 2024.

In 2024, it was decided by the Board to nominate Shannon and Valerio for reappointment for a period of two years with the explicit commitment from the Board vis-à-vis the Company's shareholders that this would be the last reappointment of both. According to the effective Board rotation schedule, the terms of office of De Boer, Shannon, Valerio and Lawton will indeed expire in 2026.

To our surprise, the agenda for the AGM to be held on 3 June of this year includes agenda items to again reappoint both De Boer and Shannon for four years, respectively three-quarters and halfway through their current terms. Not only do we see little reason or justification for these reappointments given the very much disappointing performance of the Company under the leadership of De Boer and Shannon, the proposal to again reappoint Shannon as a Non-Executive Director for a term of four years is also (i) in breach with the commitment made at the AGM in 2024, and (ii) explicitly contrary to the Company's governance, as this reappointment would exceed both the maximum term limit and the maximum cumulative term of office.

In accordance with the Dutch Corporate Governance Code, the Company's Board Rules provide at section 3.5 that a Non-Executive Director may only be reappointed once for a period of four years. After this, they may only be reappointed for terms of two years up to a maximum cumulative term of ten years. Furthermore, any reappointment that extends the cumulative term of office of a Non-Executive Director beyond eight years must be specifically substantiated. The proposed reappointment of Shannon for a term of four years would extent his cumulative terms to thirteen years, which is in direct conflict with section 3.5 of the Board Rules. This nomination and reappointment should not proceed for that reason alone. Incidentally, we are not aware of any substantiation for an extension of Shannon's cumulative terms beyond the maximum of eight years. We are of the opinion that the generic motivation for the nomination of Shannon for reappointment, as included in the explanatory notes to the agenda for the AGM to be held on 3 June 2025, does not qualify.

Van Herk Groep

Page 3 / Letter to ProQR Therapeutics N.V.

Further, it is not clear to us why the Board proposes to reappoint Shannon and De Boer during their current terms of office. The Board appears to consider this necessary in the interests of "continuity of leadership", but it does not explain what this exactly means, why this is desirable and why this otherwise could not be guaranteed. Both Valerio and Lawton have been Non-Executive Directors for a longer period than permitted by the governance, while the governance also does not allow for the reappointment of Shannon beyond 2026. Consequently, their terms should end in 2026. Continuity of leadership is guaranteed without their reappointments, as the term of four out of seven Non-Executive Directors expires in or after 2027. This will not stand.

To summarise our concerns:

•	The Company has now been forced to reassess its strategy for the third time, still led by largely the same Board.

•	Targets are regularly missed, and performance continues to fall short of expectations.

•	It is questionable whether the Non-Executive Directors are exercising sufficiently rigorous and independent oversight.

•	Nevertheless, these circumstances have not led the Board to consider a change in its composition or to reassess the quality of its management and supervision.

Despite prior commitments, the reappointment of the Chairman for a four-year term is being proposed — an action that is contrary to the governance of the Company, inconsistent with principles of good governance and which lacks adequate justification.

Conclusion and next steps

In conclusion, we believe that the Board fails to fulfil its corporate governance duties towards the Company's stakeholders. As Non-Executive Director and Chairman, Shannon in particular has the duty to ensure the proper governance in the interests of all stakeholders and to oversee the actions of the Board. De Boer, in his long-held position as Executive Director and CEO, is key in the Board's dynamics and has a duty to the stakeholders to steer the Company towards results and to fulfil the Company's commitments. As explained above, the performance of the Company has been lacking. One would expect the Board to assess the underlying issues and act on this assessment. To the contrary, by continuously nominating board members for reappointment, even in violation of the Dutch Corporate Governance Code and the Company's governance, the Board does not show that it is adequately taking on its duties in this respect. Regardless of the Company's performance, it is critical that its governance is being adhered to at all times. We conclude that Shannon and De Boer cannot and should not be proposed for reappointment, for the reasons as stated above and because we fear their reappointment would obstruct the action necessary to allow the Company to utilise its potential, enhance its performance, and fulfil its mission. New leadership is warranted.

Van Herk Groep

Page 4 / Letter to ProQR Therapeutics N.V.

Therefore, we urge the Board to withdraw the agenda items to reappoint Shannon and De Boer for the upcoming AGM.

As set out above, the current term of office of both gentlemen expires in 2026. This gives the Board sufficient time to reconsider these proposals and to seek other candidates. Additionally, we request that in the future the Board exercises closer supervision of compliance with the targets proposed to shareholders and provide more detailed information on this supervision in its reports.

We would welcome the opportunity to discuss our concerns with the Board as we truly believe that the constructive steps we outline here are in the best interests of the Company and its stakeholders.

Should the Board not accede to these requests, VHI will be forced to consider taking further steps.

VHI needs to reserve all rights.

Yours sincerely,

on behalf of Van Herk Investments B.V.

E.G.A. Esveld MSc EMFC/RC